SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 25 July 2013

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

25 July 2013

BT GROUP PLC

RESULTS FOR THE FIRST QUARTER TO 30 JUNE 2013

BT Group plc (BT.L) today announced its results for the first quarter to 30 June 2013.

		First quarter to 30 June 2013
		£m	Change1
Revenue		4,449	(1)%
Underlying revenue excluding transit			(1)%
EBITDA2		1,440	(1)%
Profit before tax	- adjusted2	595	5%
	- reported	449	(16)%
Earnings per share	- adjusted2	5.9p	5%
	- reported	4.4p	(17)%
Normalised free cash flow3		(60)	£64m
Net debt		8,058	£(1,084)m

Ian Livingston, Chief Executive, commenting on the results, said:

"BT continues to make good progress, delivering another quarter of solid growth in underlying profit before tax. This is despite the impact of regulation and the significant investments we are making for the future.

"It is early days but we are very pleased with the strong start in BT Sport. More than half a million households have now ordered BT Sport and that's before the channels have even launched.

"Our consumer line loss is at its lowest level in five years and we took a 50% share of the broadband4 market net additions. Our SME business grew revenues by 1%, the best performance in more than four years, and our BT Global Services order intake was up almost 50%.

"Fibre remains at the heart of our plans and take-up is strong. Our fibre network now passes more than 16 million premises with more than 1.7 million connected.

"I am immensely proud to have led BT over the last five years. The foundations are in place for an exciting future and I'm confident that BT will make even more progress under Gavin's leadership and our talented team."

1 Results for the first quarter to 30 June 2012 have been restated, see Note 1 to the condensed consolidated financial statements
  2 Before specific items
  3 Before specific items, purchases of telecommunications licences, pension deficit payments and the cash tax benefit of pension deficit payments
  4 DSL and fibre, excluding cable

RESULTS FOR THE FIRST QUARTER TO 30 JUNE 2013

Group results
	First quarter to 30 June
	2013	20121	Change
	£m	£m	%
Revenue	4,449	4,504	(1)
- underlying revenue excluding transit			(1)
EBITDA
- adjusted2	1,440	1,452	(1)
- reported	1,356	1,450	(6)
Operating profit
- adjusted2	743	729	2
- reported	659	727	(9)
Profit before tax
- adjusted2	595	567	5
- reported	449	537	(16)
Earnings per share
- adjusted2	5.9p	5.6p	5
- reported	4.4p	5.3p	(17)
Capital expenditure	596	622	(4)
Normalised free cash flow3	(60)	(124)	52
Net debt	8,058	9,142	(12)

Line of business results2
	Revenue			EBITDA			Free cash flow3
First quarter to 30 June	2013	20121	Change	2013	20121	Change	2013	20121	Change
	£m	£m	%	£m	£m	%	£m	£m	%
BT Global Services	1,696	1,731	(2)	182	171	6	(280)	(263)	(6)
BT Retail	1,797	1,794	0	496	493	1	260	248	5
BT Wholesale	638	678	(6)	157	163	(4)	(31)	(8)	n/m
Openreach	1,245	1,270	(2)	605	633	(4)	269	289	(7)
Other and intra-group items	(927)	(969)	4	0	(8)	n/m	(278)	(390)	29
Total	4,449	4,504	(1)	1,440	1,452	(1)	(60)	(124)	52

1 Restated, see Note 1 to the condensed consolidated financial statements
2 Before specific items. Specific items are defined below
3 Before specific items, purchases of telecommunications licences, pension deficit payments and the cash tax benefit of pension deficit payments
n/m = not meaningful

Notes:

a.  Unless otherwise stated, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax, net finance expense, earnings per share (EPS) and normalised free cash flow are measured before specific items. The commentary focuses on the trading results on an adjusted basis being before specific items. This is consistent with the way that financial performance is measured by management and is reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group's results in this way is relevant to the understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Specific items may not be comparable to similarly titled measures used by other companies. Reported revenue, reported operating costs, reported EBITDA, reported operating profit, reported profit before tax, reported net finance expense, reported EPS and reported free cash flow are the equivalent unadjusted or statutory measures.

b.  Underlying revenue, underlying costs and underlying EBITDA are measures which seek to reflect the underlying performance of the group that will contribute to long-term profitable growth and as such exclude the impact of acquisitions and disposals, foreign exchange movements and any specific items. We focus on the trends in underlying revenue excluding transit revenue as transit traffic is low-margin and is significantly affected by reductions in mobile termination rates.

Enquiries

Press office:
Ross Cook                                                                                Tel: 020 7356 5369

Investor relations:
Damien Maltarp                                                                       Tel: 020 7356 4909

A conference call for analysts and investors will be held at 9.00am today and a simultaneous webcast will be available at www.bt.com/results

The second quarter and half year results for 2013/14 are expected to be announced on Thursday 31 October 2013.

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

For the year ended 31 March 2013, BT Group's reported revenue was £18,103m1 with reported profit before taxation of £2,315m1.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

1 Restated, see Note 1 to the condensed consolidated financial statements

Click on, or paste the following link into your web browser, to view the associated PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/0964K_-2013-7-24.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 25 July 2013